

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 19, 2007

By U.S. mail and facsimile to (918) 838-8810

Mr. George L. Austin
Vice President, Finance and Chief Financial Officer
Matrix Service Company
10701 East Ute Street
Tulsa, OK 74116

**RE: Matrix Service Company
Form 10-K for the fiscal year ended May 31, 2006
Filed August 4, 2006
File No. 1-15461**

Dear Mr. Austin:

We have reviewed your response letter dated March 13, 2007 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended May 31, 2006

Note 4. Goodwill, page 62

1. We note your response to prior comment 2. In the proposed disclosure you state, "As a result of improved operating results over the past several quarters, the resolution of most of our large, disputed contracts and the expansion and extension of our credit facility in December 2006, we do not currently anticipate another goodwill impairment." This language does not address the amount of headroom between the estimated fair value and carrying value for your reporting units on future balance sheet dates, as discussed in our comment. As a result, the likelihood of additional impairments materially affecting the company's operations is not clear and the relationship of your proposed sensitivity analysis on the fair value estimates to the potential financial statement impact is not evident. In future filings, please include appropriate disclosure linking the discussion of your critical accounting estimates and assumptions to the potential impact on the financial statements. As discussed in our prior comment, you should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief